Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceutics, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to send the following letter to certain of its stockholders beginning on or around May 10, 2019.

May 10, 2019

Dear Shareholder:

We have previously sent to you proxy materials for the important Special Meeting of Stockholders of Flex Pharma, Inc., to be held on June 14, 2019. Your Board of Directors unanimously recommends that shareholders vote FOR the proposals in the proxy materials, which relate to the proposed merger of our wholly owned subsidiary with Salarius Pharmaceuticals, LLC.

One of the conditions to consummating the merger is that Flex Pharma’s shareholders approve proposals 1, 2 and 3, as more fully described in the proxy materials. The affirmative vote of holders of at least a majority of the outstanding shares of Flex Pharma’s common stock is required to approve proposals 2 and 3.

Your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

/s/ William McVicar

William McVicar, Ph.D.

President and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED,

TOLL-FREE at 1 (888) 750-5834.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement/prospectus/information statement, which was declared effective by the SEC on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement/prospectus/information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement/prospectus/information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus/information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement/prospectus/information statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement and definitive proxy statement/prospectus/information statement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation

Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement/prospectus/information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.